Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 2, 2022

Alison T. White, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. White:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to staff comments regarding the preliminary proxy statement filed by the Trust on October 7, 2022. For your convenience, set forth below are the comments followed by the Trust’s responses.

1.	Comment: Revise briefly in the letter to shareholders, and in greater detail in the proxy statement, to clarify what is meant by “permit greater flexibility with respect to the Fund’s investments.” The disclosure should clarify how the Fund’s portfolio, investment types and exposures, investment analysis, and risks will change if investors approve the second proposal.

Response: The Trust represents that the disclosure has been enhanced to clarify that the Fund would be able to invest a greater percentage of assets in particular types of underlying funds, including a greater percentage of assets in any one such fund, and that the Fund’s overall strategy and risks would not change as the Fund invests in a broad range of asset types.

2.	Comment: We note the reference to the greater flexibility to invest in foreign funds, private funds, and other types of funds. Later in the document please disclose the types of funds you may invest in with greater specificity (e.g., what types of strategies/investments will the underlying funds target). In addition, please qualify “greater flexibility” with a discussion of other provisions under the Act that may limit the flexibility of an open-end fund to invest in such vehicles.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Response: The Trust represents that the disclosure has been enhanced; however, the Trust notes that the Fund invests in a broad range of asset classes and that its strategy would not change as a result of the elimination of its diversification policy.

3.	Comment: Please consider adding a Q&A at the beginning of the proxy statement highlighting the risks of operating as a non-diversified fund vs a diversified fund.

Response: The Trust represents that there is information about the risks of operating as a non-diversified fund vs a diversified fund in the section of the proxy statement describing proposal 2. The Trust further notes that the structure and format of the proxy statement and related documents comprising the filing do not include a separate Q&A section describing the proposals. The Trust, therefore, respectfully declines to add the requested Q&A at the beginning of the proxy statement.

4.	Comment: Please confirm that there is disclosure in the proxy statement responsive to Item 22(b)(15) of Schedule 14A (specifically, Regulation S-K Items 407(b)(1), 407(b)(2), 407(c)(1), 407(c)(2)(ii), 407(c)(2)(iv), and 407(c)(2)(vi)).

Response: The Trust represents that it has enhanced the disclosure in the proxy statement with respect to Item 22(b)(15) of Schedule 14A.

5.	Comment: Please clarify what valuation committee is being referenced in the second to last paragraph of page 10 of the proxy statement.

Response: The Trust represents that the sentence has been revised to clarify that the reference is to the Trust’s valuation committee.

6.	Comment: With respect to the required vote for trustee election described on page 11 of the proxy statement, please provide clear disclosure about the meaning of “plurality” in this context.

Response: The Trust represents that a sentence has been added explaining that plurality in this case means that only a single vote in favor is required for the election.

7.	Comment: Please include disclosure required by Item 9(c) of Schedule 14A with respect to the.Trust’s independent registered public accounting firm.

Response: The Trust represents that a sentence has been added stating that a representative of Deloitte & Touche is not expected to be present at the shareholder meeting, but will have an opportunity to make a statement if desired by Deloitte & Touche and, if asked, is expected to be available to respond to appropriate questions.

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Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust

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